UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                               (Amendment No. )*


                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   8342GW101
                                   ---------
                                 (CUSIP Number)


                               September 28, 2007
                               ------------------
            (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                            Pinetree (Barbados) Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                    Barbados

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  6,011,388
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  6,011,388
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    6,011,388

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      12.3%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------



                                Page 2 of 8 pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Ontario

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                    500,000
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  6,011,388
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                    500,000
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  6,011,388
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    6,511,388

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      13.3%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                                Page 3 of 8 pages

This  Statement on Schedule 13G (this  "Schedule  13G") amends the  Statement on
Schedule 13D dated May 3, 2004, as amended by Amendment No. 1 filed on January 20, 2005, Amendment No. 2 filed on April 12, 2006, and Amendment No. 3 filed on December 22, 2006 (the "Schedule 13D"), filed by Pinetree (Barbados) Inc. ("Pinetree"), a corporation formed under the laws of Barbados and Pinetree Capital Ltd. ("Pinetree Capital"), an Ontario corporation formed under the laws of Ontario. All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

--------------------------------------------------------------------------------
Item 1(a). Name of Issuer:

                           Solomon Technologies, Inc.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                          1224 Mill Street, Building B
                              East Berlin, CT 06023

--------------------------------------------------------------------------------
Item 2(a). Name of Person Filing:

                            Pinetree (Barbados) Inc.
                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office or, if none, Residence:


The address of the principal business office of Pinetree is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados BB24016.

The address of the principal business office of Pinetree Capital is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9 Canada.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree is a corporation organized under the laws of Barbados.

Pinetree Capital is a corporation organized under the laws of Ontario, Canada.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                     Common Stock, par value $.001 per share

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to  240.13d-1(b)  or 240.13d-2(b) or
        (c), check whether the person filing is a:

     (a) [ ]    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).
     (b) [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ]    Insurance company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c).
     (d) [ ]    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 4 of 8 Pages

     (e) [ ]    An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) [ ]    An employee benefit plan or endowment  fund  in  accordance with
                240.13d-1(b)(1)(ii)(F);
     (g) [ ]    A  parent  holding  company or control person in accordance with
                240.13d-1(b)(1)(ii)(G);
     (h) [ ]    A savings  associations as defined in Section 3(b)of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ]    A  church plan  that  is  excluded  from  the  definition  of an investment  company under  section  3(c)(14)  of the  Investment
                Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ]    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------
Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Pinetree beneficially owns an aggregate of 6,011,388 shares of the Issuer's common stock, par value $.001 per share ("Common Stock"), including 539,866 shares issuable upon conversion of $160,400 aggregate principal amount of senior secured notes held by Pinetree and $28,553.43 of accrued interest thereon as of September 30, 2007.

          As of the date of this filing, Pinetree Capital beneficially owns an aggregate of 6,511,388 shares of Common Stock, including 6,011,288 shares owned by Pinetree.

          By virtue of Pinetree's direct ownership of 6,011,388 Shares of Common Stock (the "Pinetree Barbados Shares") and under Barbados law, the Board of Directors of Pinetree has the sole power to vote and dispose or direct the vote and direct the disposition of the Pinetree Barbados Shares. Under the United States securities laws, Pinetree's direct ownership of the Pinetree Barbados Shares and Pinetree Capital's ownership and control of Pinetree, Pinetree Capital and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Pinetree Barbados Shares. Under the United States securities laws, neither Pinetree nor Pinetree Capital may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Pinetree Barbados Shares.

     (b)  Percent of class:

          Based on 48,492,569 issued and outstanding shares of Common Stock, as reported in the Issuer's registration statement on Form S-8, filed on January 18, 2008:
                Pinetree:  12.3%
                Pinetree Capital:  13.3%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
               Pinetree: 0
               Pinetree Capital: 500,000

          (ii) Shared power to vote or to direct the vote:
               Pinetree: 6,011,388
               Pinetree Capital: 6,011,388


                               Page 5 of 8 Pages

          (iii) Sole power to dispose or to direct the disposition of:
                Pinetree: 0
                Pinetree Capital: 500,000

          (iv) Shared power to dispose or to direct the disposition of:
               Pinetree: 6,011,388
               Pinetree Capital:  6,011,388

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 9.       Notice of Dissolution of Group.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


                               Page 6 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 6, 2008
                                        (Date)

                                        PINETREE (BARBADOS) INC.

                                         By: /s/ Dr. J. Gordon Murphy
                                             ------------------------
                                         Name: Dr. J. Gordon Murphy
                                         Title: President


                                         PINETREE CAPITAL LTD.

                                         By: /s/Larry Goldberg
                                             --------------------
                                         Name: Larry Goldberg
                                         Title: Executive Vice President and
                                                Chief Financial Officer

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                               Page 7 of 8 Pages